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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2000

                               724 SOLUTIONS INC.

                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F ____ X ____ Form 40-F ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

    Yes __________ No ____ X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-____N.A.____

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                               724 SOLUTIONS INC.
                                    Form 6-K
                               TABLE OF CONTENTS

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Signatures..................................................       2

724 Solutions Inc. First Quarter Report 2000................  Exhibit 99.1
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                       724 SOLUTIONS INC.

                                                       By:                 /s/ KAREN BASIAN
                                                            ----------------------------------------------
                                                                          Name: Karen Basian
                                                                    TITLE: CHIEF FINANCIAL OFFICER
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Date: May 17, 2000